Global Lottery Strengthening Industry Leadership With Accelerated, Recurring Revenue Growth Outlook Fabio Cairoli | CEO, Global Lottery Jay Gendron | COO, Global Lottery

2 Forward Looking Statements $13B $13B Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements do not guarantee future performance and speak only as of the date on which such statements are made. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3 Key Messages 1 2 3 5 Accelerating growth through innovation and elevated player consumption Sustainable market leadership grounded in competitive advantages and role as strategic growth partner Positioned to capture growth opportunities; recurring revenue model and presence in all industry segments Investing to capitalize on multiple, focused growth initiatives Committed to delivering mid- single-digit revenue CAGR and ~500 basis points of operating margin expansion compared to pre- pandemic levels 4

4 Established, Growing Global Lottery Leader with 90+% Service Revenue and High Margins Revenue Profile (2019 shown as a pre-pandemic reference point) $2.3B 30% 50% ~75% 90+% ~85 ~4,200 2019 Revenue 2019 Operating Income Margin 2019 Adjusted EBITDA(1) Margin U.S. Market Share Italy Market Share Customers Served(2) Employees(2) 95% 96% 5% 4% 2019 YTD '21 Service Product Sales 48% 54% 48% 41% 5% 5% 2019 YTD '21 Multi-jurisdiction Jackpots Draw Games Instants 44% 43% 40% 46% 16% 11% 2019 YTD '21 US & Canada Italy Rest of World Note: U.S. market share data based on 2020 lottery sales processed under IGT facility management/central system contracts; Italy market share based on YTD 2021 wagers; totals may not add due to rounding (1) Non-GAAP measure, see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measure in Appendix for further details (2) As of December 31, 2020

5 3-5% Growth Profile Expected 2019-2025 33% 27% 26% 10% 4% • Elevated by higher average player consumption and innovation • Growing iLottery adoption on player demand and regulation Industry Growth Accelerating on Elevated Player Consumption and Continued Innovation Source: LaFleur’s, H2 Gaming Capital 2019 Global Lottery Sales: $269B By Region and Product Segment • Growth sustained by innovation and regulation • Proven resilience in times of crisis throughout history 35% 36% 29% Instant 4% Jackpots -3% Draw 6% 2% CAGR 2015-2019 North America 4% Europe (excl. Italy) 1% Asia 0% Italy 4% Other 3%CAGR ‘15-’19 CAGR ‘15-’19

6 Leadership Grounded in Strong Competitive Advantages Global Lottery Competitive Advantages Sustained and trusted government relations Unparalleled player knowledge Global insights; unique lottery outsourcing capabilities Superior suite of products and value-added solutions Retail; omnichannel; iLottery; instants Dedicated sales development team focused on driving customer growth Global footprint; game and retail innovation; customer partnerships Talented, industry-leading team Strong, recognized reputation and expertise in driving the industry R&D and innovation Industry-leading investment

7 Highly Focused Team with 200+ Years of Combined Industry Experience Srini Nedunuri VP iLottery Jay Gendron COO Global Lottery Vito Albanese SVP Italy Sales & Retail Operations Giampaolo Borghini SVP & CFO Global Lottery Fabio Cairoli CEO Global Lottery Stefano Monterosso SVP Lottery Product & Sales Development Francesco Parola SVP Italy Lottery Operations Rachel Barber SVP & CTO Global Gaming and Lottery Kate Szorc VP People & Transformation, Global Lottery Giuliano Frosini SVP Italy Public Affairs, Media, & External Relations Sridhar Jawaharlal SVP & CTO iLottery

8 Facility Management • 32 Facility Management contracts, 24 in the U.S. • 56 Lottery central systems currently deployed worldwide • Serving 8 of the 10 largest Lotteries in the world • ~75% U.S. market share Instant Ticket Services (Printing) • 44 long-term instant ticket services contracts • ~11% global market share (and growing) Lottery Operations Outsourcing • 7 Operator/Private Manager contracts • 90+% Italy market share iLottery • 8 iLottery FM/platform contracts worldwide • 3 out of 10 iLottery platforms in the U.S. Leading Global Footprint with Presence in All Industry Segments and Unique Lottery Operations Outsourcing Capabilities Note: U.S. market share data based on 2020 lottery sales processed under IGT facility management/central system contracts; Italy market share based on YTD 2021 wagers

9 Market Leadership in Facility Management Drives Recurring Revenue Across All Games, Sustaining Long-lasting Customer Partnerships • Provides technology required for all lottery operations, including the central system and retail terminal network • Proven growth partner in supporting lotteries with game innovations across instant ticket, draw, and jackpot games, leveraging retail/sales execution best practices • Unique sales development team devoted to supporting customer innovation • Remunerated with percentage of sales on all lottery games provided by all suppliers • Exclusive provider with long-term contractual relationships Hardware – Software – Services Facility Management Customers utilize IGT solutions & services to sell all lottery games Draw games, Jackpot games, and Instant tickets Player Sales

10 82% 68% Gross Profit Long-term Relationships Provide Substantial Stability & Predictability; Favorable Contract Renewal Cycle Ahead Revenue Top 10 Contracts Contribution to 2019 Global Lottery Financial Results Favorable contract renewal cycle, resulting in highly predictable revenue and moderating capital intensity Average duration of top 10 contracts of 14 years, with 6 years currently remaining Strong and long-lasting partnerships with average customer relationship of ~30 years Successful in converting 100% of top 10 incumbent contract rebids

11 GROW OPTIMIZE INNOVATE • Continue to support customer sales growth • Accelerate iLottery development • Increase market share in Instant Ticket Services (Printing) • Ready to pursue geographical expansion • Leverage technology evolution to gain systems efficiencies and add greater services • Deploy market-leading game innovation • Develop expansive retail solutions • Provide customers with unique player knowledge Well-identified Strategies to Accelerate Growth

12 • Enhance jackpot games • Expand and enrich Keno and monitor games • Expand price options • Improve player value with add-on games • Optimize draw game frequency and times • Develop and deploy new games Supporting Customer Growth with Best-in-class Innovation that Leverages Unique Player Knowledge and Dedicated Sales Development Team FUTUREGAMETM New game testing In-depth market research Product enhancements / platforms Real-world feedback Proven innovation track record and best-in-class knowledge of player needs Sales development team is unique in the industry • Located in Europe, AsiaPac, North America, and Latin America • Supporting more than 60 customers Best-in-class player knowledge and cross fertilization • Global footprint, unique lottery outsourcing capabilities • Expansive player research database • Expand price points • Leverage extended-play games • Build on successful families/themes • Further strengthen prize structures • Graphic/visual innovation • Grow underdeveloped geographies INNOVATE Draw-based Games Instant Ticket Games

13 Retail touch points and Mobile Apps to digitize the player journey Improve retail lottery awareness, promotions, and value-added services supporting customer operations Incremental sales opportunities expanding retail chain footprint and in-lane solutions Expanding Retail Solutions to Support Incremental Sales and Adapt to Evolving Player Needs and Behaviors INNOVATE

iLottery Market Outlook Fueled by Numerous Growth Drivers

GROW

Category Drivers

- Increased regulatory acceptance – several U.S. jurisdictions expected to go live in the next 5 years
- Expanding player base
- Incremental consumption occasions
- eInstant content evolution driving more rewarding player experiences
- Introduction of full draw game retail portfolio
- Progressive best practices adoption for game portfolio, player management, and promotions
- All geographies expected to grow, with the U.S. representing the largest incremental opportunity

Double-digit Market Growth Expected ($B)



Global Sales
2021-2025: 15-17% CAGR
$22
$12
U.S. Sales
$4
$2
2021-2025: 32-34% CAGR
2019
2021E
2025E

Source: H2 Gaming Capital

14

15 Investing in iLottery to Maximize Growth Opportunities GROW Growth Programs • Investing to offer best-in-class systems, solutions, products, and services • New high-performing platform deployed in Georgia; rolling out to other customers – First cloud-based remote game server (RGS) solution – Features state-of-the-art player management capabilities • Customer adoption of best practices across marketing programs, CRM, eInstant content, and payout • Enriching and expanding eInstant content library, building on successful recent launches • Leveraging FM relationships to implement omnichannel solutions as bridge strategy from retail to iLottery adoption • Continue to invest in R&D and talent $28 $64 2019 2021E 2025E Targeting Growth Above Market Rate IGT iLottery Revenue ($M) 2021-2025: 20-22% CAGR

16 Growth Programs • Effective investments in recent years established a solid and growing market position • 44 long-term instant ticket services contracts • Expanding share with key customers • State-of-the-art, innovative product portfolio • Exclusive and patented “Infinity” digital printing technology • Pursue new customers in favorable contract renewal cycle; opportunities in several jurisdictions HolographicInfinity Increasing Share in Growing Instant Ticket Services GROW 7 9 2019 2021E 2025E Targeting High Single-Digit Growth Standard Units Produced (Billions) 2021-2025: 7-9% CAGR

17 Cloud-based Evolution Designed to Drive the Industry and Deliver Compelling Benefits OPTIMIZE Developing Industry-leading Solutions • Focused R&D investment to develop next generation solutions and services • Leading iLottery forward with first-in-market, cloud- based e-Instants platform – Successful rollout in Georgia and Kentucky – 3 additional deployments planned in next 6 months • Developing cloud readiness for land-based Aurora platform and related applications • Delivering compelling benefits for customers – Scalability – Faster time to market – Improved responsiveness – Lower capital intensity

18 $2.3 $2.2 ~$2.8 $2.8-$3.1 Financial Objectives Global Lottery Revenue ($B) 2021-2025 Outlook: Committed to Accelerating Growth and Stronger Margins Growth initiatives and increased player engagement driving mid-single-digit revenue growth versus pre-pandemic period of 2015-2019 Top-line momentum, operational discipline yield ~500 bps(2) of operating profit margin expansion Capital intensity moderates on favorable rebid cycle; sustained investments to fund growth (1) 2021 area shaded in light blue represents the revenue impact of Lottery discrete benefits; 2021-2025 CAGR calculated excluding the discrete benefits (2) At the mid-point of the target margin range 2019 2020 2025E2021E(1) 2019-2025: 4-5% CAGR 2021-2025: 2-4% CAGR(1) 30% 30% 33-36% OI Margin %

19 Key Messages 1 2 3 5 Accelerating growth through innovation and elevated player consumption Sustainable market leadership grounded in competitive advantages and role as strategic growth partner Positioned to capture growth opportunities; recurring revenue model and presence in all industry segments Investing to capitalize on multiple, focused growth initiatives Committed to delivering mid- single-digit revenue CAGR and ~500 basis points of operating margin expansion compared to pre- pandemic levels 4

Appendix

21 Reconciliations of Non-GAAP Measures – FY’19 $ millions; all amounts reflect continuing operations For the year ended December 31, 2019 Global Lottery Operating income (loss) 697 Depreciation 200 Amortization - service revenue 206 Amortization - non-purchase accounting 25 Restructuring 2 Stock-based compensation 6 Other 1 Adjusted EBITDA 1,136